82-3640

LEEWARD CAPITAL CORP.

Suite 301, 1000 - 8th Avenue SW
Calgary, Alberta T2P 3M7 CANADA

Tel. (403) 265-4077
Fax (403) 265-6410

Trading Symbol: LWC

SEC 12g3-2(b) exemption: 82-3640

02015684

PRESS RELEASE

Date: December 27, 2001

Leeward Capital Corp. (LWC) announces, subject to CDNX approval, a non-brokered private placement of 1,050,000 Units at $0.05 per Unit for an aggregate amount of $52,500; each Unit will consist of one common share and one share-purchase warrant exercisable at $0.10 per share for one year. The shares will have a one-year hold period. The placees are:

John Kaiser	700,000
Frank Kaiser	300,000
Paul Chave	50,000

This transaction is subject to the October 31, 2001 Bulletin issued by the CDNX: "Short Form Offering Document, Private Placements, and Combinations by CPCs".

The funds generated by this private placement will provide working capital, exclusive of salaries or to satisfy debt payable to related parties of the issuer.

For further information, contact James W. Davis at (403) 265-4077, ext.202.

SUPPL

02 MAR -6 AM 8:27

PROCESSED
MAR 14 2002
THOMSON
FINANCIAL

web page: http://www.leewardcapital.com

e-mail: president@leewardcapital.com